



PIZZA,
WINGS,
SLICES

ABOUT



J&J Pizza is the newest and best pizza in DC, coming soon to Union Market.

An exciting collaborative project between some big names in the DMV restaurant scene, J&J offers a dynamic and delicious menu of New York style pizza, pizza by the slice, and wings that blow away anything you'll find at any chain restaurant.

Located in a shiny, brand new space in DC's hottest neighborhood, J&J will offer expertly crafted pizza within a 90 seat (+30 outdoor) restaurant and taproom shared with Crooked Run Fermentation, one of the DMV's star breweries.

MADE WITH ❤ IN WASHINGTON, DC.



OUR TEAM —JULIAN



Julian Addison has been working alongside his older brother Gerald, head chef and owner of Grazie Nonna, making some of the best pizzas in the city and cranking out over 1400 pies a week.

The student has, in Gerald's own words, surpassed the master, and Julian will be bringing his knowledge and personal flair to the menu as well as a dedication to consistent quality. Pizza cannot be great if it isn't 100% reliable, and Julian will be present to ensure the kitchen team is putting out the best representation of the menu.

Julian is also an avid craft beer fan and enjoys visiting breweries in his spare time. In addition to the regular menu, he is beyond excited to create some amazing specialty pies to pair with special beer releases, like an Oktoberfest-themed pizza or elote pizza for Cinco De Mayo to pair with Mexican lager.

MADE WITH ❤ IN WASHINGTON, DC.



— INVESTMENT OPPORTUNITY

Our Team—
Jake & Lee

Jake Endres and Lee Rogan: Co-owners of Crooked Run Fermentation, Daybreak Kitchen & Biscuit Co, Nectar Cocktail Bar. Jake and Lee have over a decade in craft beer and hospitality, and four years of restaurant management experience. The pair started Crooked Run with money raised via Kickstarter at age 26, and took crowdsourced funds of less than a used Camry and turned it into a business with a combined revenue of over $3 million a year.

Jake has also experimented for years with home pizza making, and has already demonstrated ample ability to turn his passion for homebrewing into a booming business. He brings a natural talent for marketing and reading the pulse, and will handle both kitchen operations and growing the brand into a name to be reckoned with.

Lee Rogan, formerly one of the youngest project managers for Balfour Beatty Construction, left to found Crooked Run ten years ago. Since then, he's overseen four different start-ups, handling construction, logistics and operations in a company that has grown to 50 employees. Lee's attention to detail and meticulous planning will ensure the business is handled well, from opening to growing and building additional locations in the DMV.



MADE WITH ❤ IN WASHINGTON, DC.





— INVESTMENT OPPORTUNITY

2023

MENU

J&J will offer a fun menu of whole pies, pizza by the slice, wings, and other shareables that is easy to grasp, but also creative and playful. The pizza is NY style, made with a 48 hour cold-fermented dough, with a thin crust that is both crispy and has a satisfying chew. The ingredients are sourced from all the best purveyors in the biz--you know what they say, "better ingredients, better pizza?" It's true.

Order a whole specialty pie or keep it simple with a slice of pepperoni and sausage and pepper. Classic pizza toppings are available alongside more outside-the-box pizzas like creamed kale (to die for) and jalapeno Hawaiian.

The menu also offers up wings in a variety of sauces and dry rubs, as well as other shareables. Nothing is more classic than pizza and beer except pizza and wings, and our hot wings go from traditional Buffalo to sweet and spicy offerings like mango habanero.

2023

MADE WITH ❤ IN WASHINGTON, DC.



THE PLAN



The Union Market neighborhood is already on everyone's radar, with international restaurant superstars like Keith Mcnally and Stephen Starr opening up new spots in Union Market within the year. What the neighborhood doesn't have is a great New York style pizza joint, or many inexpensive dining options. We aim to offer both with J&J.

The neighborhood's existing pizzerias are either highly specialized and unavailable for delivery (Stellina with Neapolitan pizza) or offer pizza not as the main attraction (Bidwell). J&J has a guaranteed opening date of February 2024, and will be there early enough to catch the wave and achieve popularity and a loyal customer base before any new entries.





PLAN: PART II



Union Market also doesn't have a lot of cheap eats. J&J will offer pizza by the slice, which is not something anyone else does. Who doesn't love two slices and a beer for 12 bucks? Nowhere else can you have dinner and drinks out and still feel like inflation never happened. In addition, Union Market has zero wing spots--a completely untapped market.

J&J will ensure that high sales and name recognition are achieved quickly through an aggressive marketing campaign that combines digital and grassroots. Spending the right amount of money on a good marketing agency, use of digital ads, and promotion on delivery apps will help reach a greater number of potential customers, and growing the brand at the grassroots level will create the connections that only the human touch can achieve.

Our team of operating owners will be constantly on site to table touch, monitor quality, and hype the brand. We will be embarking on a rigorous schedule of off-site free tasting events at every single one of the surrounding high rise luxury apartment buildings. We are confident in our product and want to put it in front of as many hungry people as possible.



J&J PIZZA

PLAN: PART III

The restaurant is already built and furnished, so there are zero chances of construction delays and cost overruns which are one of the greatest risks a startup can face. A simple purchase of a pizza oven and dough mixer are needed to be able to open. Front of house staffing is entirely handled by Crooked Run, who already has an outstanding FOH staff in place.

After opening, the goals for the first year are to fine-tune the product, streamline operations, and grow the brand. The next phase of the project is to open a second J&J Pizza at a predetermined location. There is great synergy with this plan since both locations will follow the same expected revenue and labor models. The expected opening date of the second location is the second half of 2024.



— INVESTMENT OPPORTUNITY

Explanation *of* Revenue Forecasts

$14k/week

Our revenue projections and expected margins are in line with typical successful pizzerias--the closest competitor, Andy's Pizza, has a half dozen stores all doing over $1 million/year in revenue. Our sales forecast of $14,000/week is definitely achievable, with the previous pizzeria occupying the space achieving $10,000/week despite considerable issues with the menu and marketing. Our revenue forecast also lines up with the current revenue from the brewery, with food and drink sales split 50/50 for total revenue.

Expenses are based on a complete list of existing expenses from a year of operations, so our margins should be quite accurate.

2023

MADE WITH ❤ IN WASHINGTON, DC.



J&J PIZZA

— INVESTMENT OPPORTUNITY

PURPOSE OF CAPITAL

2023

Our target is to raise $300,000, which will give us the financial support we need to streamline operations and build the brand.

$300,000 TARGET

$60,000	INITIAL EQUIPMENT PURCHASE (OVEN, MIXER, FLATWARE)
$80,000	WORKING CAPITAL
$60,000	EQUIPMENT PURCHASE FOR SECOND LOCATION
$100,000	BRANDING/ADVERTISING: PRINTED MATERIALS, PRODUCT GIVEAWAYS, DIGITAL ADS, DELIVERY APP PROMOTIONS, PRODUCT GIVEAWAYS

2023

MADE WITH ❤ IN WASHINGTON, DC.



What We're Offering

- Revenue share of between 3-6% (based on 200-400k raise) paid quarterly
- 1.9x initial investment repaid within 6-7 years for investors who pledge funds before 200k is achieved
- 1.6x initial investment repaid within 5 years for regular investors after minimum goal
- IRR/Annualized rate of return of 13.7%!

Investor reports prepared quarterly outlining profit and loss, performance review, new developments, and targeted goals.





Reward Tiers

Any Amount	J&J branded t-shirt
$6000+	J&J hoodie
$10,000+	Invitation to pre-opening menu preview
$20,000+	Host your event with free pizza and beer for up to 40 people
$50,000+	J&J catered event at your home or office

MADE WITH ❤ IN WASHINGTON, DC.

— INVESTMENT OPPORTUNITY



MADE WITH ❤ IN WASHINGTON, DC.

PIZZA, WINGS, SLICES

J&J





SUMMARY—

— INVESTMENT OPPORTUNITY

J&J is a fantastic opportunity to invest in a restaurant in a booming sector of the industry.

With experienced operators, incredibly low start up costs, a great location with a built in clientele, and a plug-and-play second location tee'd up, you'd be hard-pressed to find a restaurant start up with as much going for it.

Be a part of the founding of the next great pizza spot in the DMV.



SALES FORECAST

Low Sales Forecast (single location)							
Labor	COGS	Rent	Utilities	HR/Bookkeeper	Kitchen director	Credit card fees	Labor burden	Misc
$3,605.75	$3,173.06	$2,163.45	$875.00	$192.00	$1,153.00	$468.75	$594.09	$875.00
Revenue	Expenses	Net						
$14,423.00	$13,100.10	$1,322.90	Yearly profit $68,790.93					

Medium Sales Forecast (single location)							
Labor	COGS	Rent	Utilities	HR/Bookkeeper	Kitchen director	Credit card fees	Labor burden	Misc
$4,000.00	$3,520.00	$2,400.00	$875.00	$192.00	$1,153.00	$520.00	$641.40	$875.00
Revenue	Expenses	Net						
$16,000.00	$14,176.40	$1,823.60	Yearly profit $94,827.20					

High Sales Forecast (single location)							
Labor	COGS	Rent	Utilities	HR/Bookkeeper	Kitchen director	Credit card fees	Labor burden	Misc
$5,000.00	$4,400.00	$3,000.00	$875.00	$192.00	$1,153.00	$650.00	$761.40	$875.00
Revenue	Expenses	Net						
$20,000.00	$16,906.40	$3,093.60	Yearly profit $160,867.20					



REVENUE PROJECTIONS

	Year 1	Year 2 *	Year 3 *	Year 4 *	Year 5 *
COGS + Operating Expenses	$595,000.00	$1,260,000.00	$1,340,000.00	$1,584,000.00	$1,760,000.00
Revenue	$624,000.00	$1,400,000.00	$1,500,000.00	$1,800,000.00	$2,000,000.00
Profit	$29,000.00	$140,000.00	$160,000.00	$216,000.00	$240,000.00
Cumulative Profit	$29,000.00	$169,000.00	$329,000.00	$545,000.00	$785,000.00
Margin	4.65%	10.00%	10.67%	12.00%	12.00%



* SECOND LOCATION OPEN


J&J
PIZZA
— INVESTMENT OPPORTUNITY
MADE WITH ♥ IN WASHINGTON, DC.


J&J
PIZZA
— INVESTMENT OPPORTUNITY
2023
2023
MADE WITH ♥ IN WASHINGTON, DC.